Exhibit 99.1

OKYO Pharma to Present at OIS XV in San Diego

London and New York, NY, November 18, 2025. OKYO Pharma Limited (NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing urcosimod to treat neuropathic corneal pain (NCP), an ocular condition associated with chronic and often severe nerve-related pain but without an FDA-approved therapy, announced that Gary S. Jacob, Ph.D., Chief Executive Officer, will present at the Ophthalmology Innovation Summit (OIS) XV. The presentation is scheduled for Saturday, November 22, 2025, from 8:30-9:30 AM PT, as part of the “Anterior Innovation Showcase” session.

OIS XV, taking place November 21-22, 2025, at the San Diego Marriott Marquis & Marina in San Diego, California, is a premier annual event organized by Ophthalmology Innovation Source. The summit brings together leading innovators, investors, executives, and clinicians in the eye care field to foster unparalleled networking and deliver cutting-edge insights into ophthalmic innovation. With a focus on anterior and posterior segment advancements, the conference features panel discussions, company showcases, and one-on-one partnering meetings, attracting global stakeholders committed to advancing treatments for vision-threatening conditions.

Dr. Jacob’s presentation will highlight OKYO’s lead investigational drug candidate, urcosimod, a lipidated peptide designed to treat NCP, a major unmet medical need. Building on recent positive top-line results from a Phase 2 trial in NCP—announced earlier this year—OKYO is advancing toward a 120-patient multi-center clinical trial, underscoring the company’s commitment to addressing unmet needs in this underserved market. Urcosimod demonstrated promising anti-inflammatory and pain-relieving effects in a previous Phase 2 clinical trial.

“We are thrilled to showcase our progress with urcosimod at OIS XV, a cornerstone event for ophthalmic innovation,” said Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO Pharma. “The recent Phase 2 data on NCP patients, reinforces urcosimod’s potential to transform the treatment landscape for neuropathic corneal pain that affects sufferers worldwide with no FDA-approved options. The OIS XV meeting will allow us to engage with key opinion leaders and potential partners to accelerate our development of urcosimod for patients who desperately need effective therapies.”

About Neuropathic Corneal Pain (NCP)

NCP is a condition that causes severe eye pain and sensitivity of the eyes. The exact cause of NCP is unknown but is thought to result from nerve damage to corneal nerves combined with inflammation. NCP, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated, with limited success, by various topical and systemic treatments in an off-label fashion.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively. Urcosimod showed clear statistical significance in multiple endpoints in a 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and is presently being evaluated in a just-completed randomized, placebo-controlled, double-masked Phase 2 trial involving 17 neuropathic corneal pain patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain and dry eye disease, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and ocular diseases. In addition to the completed Phase 2 trial of urcosimod to treat dry eye disease patients, OKYO is also currently evaluating urcosimod to treat neuropathic corneal pain patients, and recently completed a Phase 2 trial.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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